Bridge Street Securities, LLC

Notes to the Financial Statements

December 31, 2015

1. Organization

   Bridge Street Securities, LLC (the "Company") was organized as a Delaware limited liability company in July 2009. The Company is owned by its sole member, Bridge Street Advisors, LLC (the "Member"), and operates in San Francisco, California. Under this form of organization, the Member is not liable for the debts of the Company. The Company is a securities broker dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in October 2010. The Company advises public and private companies on mergers, acquisitions, and other corporate matters on a fee basis.

2. Significant Accounting Policies

   ### Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

   ### Accounts Receivable
   Accounts receivable represents amounts that have been billed to clients in accordance with the Company's engagement letters with respective clients that have not yet been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided.

   ### Investment Banking Fees
   The Company generates revenue by providing advisory services to companies related to mergers and acquisitions. The Company recognizes revenue in accordance with the terms and conditions specified in its engagement letters with each of its clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

   ### Use of Estimates
   The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

   ### Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

   ### Income Taxes
   The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to the Member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is however, subject to the annual California limited liability company tax of $800 and a California limited liability company fee based on gross revenue. The Company is no longer subject to examination by taxing authorities for tax years before 2011.

Bridge Street Securities, LLC

Notes to the Financial Statements

December 31, 2015

3. **Fair Value Measurements**

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3	Unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Assets Measured and Recognized at Fair Value on a Recurring Basis

The fair value of the investment in securities and money market funds are based on the quoted market prices.

The tables below present the amounts of assets measured at fair value on a recurring basis:

December 31, 2015				
	Level 1	Level 2	Level 3	Total
Assets at fair value:				
Investment in equity securities	$13,580	$ -	$ -	$ 13,580
Money market account	487	-	-	487
Total assets at fair value	$ 14,067	$ -	$ -	$ 14,067

Bridge Street Securities, LLC

Notes to the Financial Statements

December 31, 2015

4. **Net Capital Requirements**

   The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2015, the Company's net capital was $32,107 which exceeded the requirement by $27,107.

5. **Risk Concentration**

   For the period ending December 31, 2015, 52% of investment banking fees were earned from one client. At December 31, 2015, 55% of accounts receivable was related to one client.

   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. The Company places its temporary cash investments with high quality financial institutions. At such time such investments may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit.

6. **Related Party Transactions**

   The Company has an expense sharing agreement with the Member. The Member provides office space and pays most overhead expenses for the Company. The Company has no obligation to reimburse or compensate the Member. The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

   At December 31, 2015, $4,296 was due to the Member for client expenses reimbursed to the Company that were paid by the Member.

7. **Subsequent Events**

   The Company has evaluated subsequent events through February 2, 2016, the date which the financial statements were issued.